Exhibit 99.1

Hepsiburada Announces Second Quarter 2023 Financial Results

ISTANBUL, August 24, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the second quarter ended June 30, 2023.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three months ended June 30, 2023, including figures corresponding to the same period of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of June 30, 2023. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at June 30, 2023 are as follows:

Date	Index	Conversion Factor
30 June 2023	1,351.6	1.00
31 December 2022	1,128.5	1.20
30 June 2022	977.9	1.38

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant. The press release also includes tables that show the IAS 29 adjustment impact on the consolidated financial statements for the periods under discussion. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29 and our year on year growth and profitability guidance. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

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Second Quarter 2023 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) increased by 42.9% to TRY 19.0 billion compared to TRY 13.3 billion in Q2 2022.

o	IAS 29-Unadjusted GMV increased by 100.5% to TRY 18.5 billion compared to Q2 2022.

●	Revenue increased by 42.8% to TRY 5,893.6 million compared to TRY 4,126.0 million in Q2 2022.

●	Number of orders increased by 94.6% to 27.5 million compared to 14.1 million orders in Q2 2022.

●	Active Customers increased to 12.0 million compared to 11.7 million as of June 30, 2022.

●	(Order) Frequency increased by 56.5% to 8.1 compared to 5.2 as of June 30, 2022.

●	Active Merchant base increased by 14.2% to 101.3 thousand compared to 88.7 thousand as of June 30, 2022.

●	Number of SKUs increased by 49.5% to 194.7 million compared to 130.3 million as of June 30, 2022.

●	Share of Marketplace GMV was 67.1% compared to 64.0% in Q2 2022.

●	EBITDA improved to positive TRY 154.6 million compared to negative TRY 820.7 million in Q2 2022. Accordingly, EBITDA as a percentage of GMV was at 0.8% on a 7.0 percentage points improvement compared to Q2 2022.

o	IAS 29-Unadjusted EBITDA improved to positive TRY 374.0 million compared to negative TRY 246.2 million in Q2 2022. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q2 2023 improved 4.7 percentage points to 2.0% compared to Q2 2022.

●	Net income for the period was TRY 881.1 million compared to a net loss of TRY 782.7 million for Q2 2022.

●	Free cash flow was negative TRY 607.1 million compared to positive TRY 276.8 million in Q2 2022.

First Half of 2023 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) increased by 28.7% to TRY 35.0 billion compared to TRY 27.2 billion in H1 2022.

o	IAS 29-Unadjusted GMV increased by 90.0% to TRY 33.3 billion compared to H1 2022.

●	Revenue increased by 29.1% to TRY 10,821.5 million compared to TRY 8,381.1 million in H1 2022.

●	Number of orders increased by 77.3% to 51.6 million compared to 29.1 million orders in H1 2022.

●	Active Customers increased to 12.0 million compared to 11.7 million as of June 30, 2022.

●	(Order) Frequency increased by 56.5% to 8.1 compared to 5.2 as of June 30, 2022.

●	Active Merchant base increased by 14.2% to 101.3 thousand compared to 88.7 thousand as of June 30, 2022.

●	Number of SKUs increased by 49.5% to 194.7 million compared to 130.3 million as of June 30, 2022.

●	Share of Marketplace GMV was 67.7% compared to 64.8% in H1 2022.

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●	EBITDA improved to positive TRY 162.3 million compared to negative TRY 1,976.8 million in H1 2022. Accordingly, EBITDA as a percentage of GMV was at 0.5% on a 7.7 percentage points improvement compared to H1 2022.

o	IAS 29-Unadjusted EBITDA improved to positive TRY 549.8 million compared to negative TRY 549.0 million in H1 2022. IAS 29-Unadjusted EBITDA as a percentage of GMV in H1 2023 improved 4.8 percentage points to 1.7% compared to H1 2022.

●	Net income for the period was TRY 675.8 million compared to a net loss of TRY 2,081.4 million for H1 2022.

●	Free cash flow was negative TRY 770.9 million compared to negative TRY 2,194.8 million in H1 2022.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

“We delivered a strong set of results, exceeding our financial guidance for the quarter despite the continued challenging macroeconomic environment. Our customer-centric approach in execution, compelling value proposition that includes high quality logistics services and attractive affordability solutions as well as continued cost optimization efforts have contributed to this solid performance. Accordingly, in the second quarter of 2023, we doubled our GMV growth year-on-year and recorded 2% EBITDA as a percentage of GMV, both unadjusted for inflation.

We have continued to expand the benefits of our loyalty program, Hepsiburada Premium to include further commercial deals, generating more customer savings. Having marked its first anniversary in July, the program has attracted 1.3 million members as at the end of the first week of August. The array of affordability solutions on our platform, which position us uniquely among Türkiye’s e-commerce players, contribute to customer convenience which expedites conversion to sales. Furthermore, our leading Net Promoter Score in the Turkish e-commerce sector confirms customer appreciation for these programs and services.

Meanwhile, we retain a laser focus on our logistics services and fintech propositions for third parties. This quarter, HepsiJet has expanded its customer base to almost 1,600 merchants with its distinguished delivery capabilities. Recently, Hepsipay introduced its “Pay with Hepsipay” solution through integration with a third-party service provider and aims to replicate this with many more. With its own debit card, payment with QR ability, Buy Now Pay Later offering and ability to facilitate bank loans, Hepsipay is committed to establish itself as a leading Fintech player in Türkiye.

The prevailing macroeconomic conditions are expected to continue to pressure customer purchasing power for some time yet. Regardless, we maintain a steady footing with full confidence in our brand and capabilities. Building on our strategic stance and existing market projections, in the third quarter, we expect continued GMV growth of around 110% year-on-year compared to the same quarter of last year, unadjusted for inflation. We also expect to achieve an EBITDA within the range of 0.5% - 1.0%, unadjusted for inflation in the third quarter and expect to print full-year positive EBITDA, unadjusted for inflation. We are motivated to continue elevating customer experience and fostering sustainable and profitable growth while preserving prudent capital management. We thank our shareholders, our customers, our partners, and our exceptional team for their continued support. Together, we will boldly navigate the challenges and build a better future for Hepsiburada and the communities we serve.”

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Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data as of and for the three months ended June 30, 2023 and June 30, 2022 and the six months ended June 30, 2023 and June 30, 2022 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation adjusted (in accordance with IAS 29).

	Three months ended June 30,				Six months ended June 30,
(in TRY million	unaudited				unaudited
unless otherwise indicated)	2023	2022	y/y %		2023	2022	y/y %
GMV (TRY in billion)	19.0	13.3	42.9%		35.0	27.2	28.7%
Marketplace GMV (TRY in billion)	12.7	8.5	49.8%		23.7	17.6	34.5%
Share of Marketplace GMV (%)	67.1%	64.0%	3.1	pp	67.7%	64.8%	2.9	pp
Number of orders (million)	27.5	14.1	94.6%		51.6	29.1	77.3%
Active Customer (million)	12.0	11.7	2.7%		12.0	11.7	2.7%
Revenue	5,893.6	4,126.0	42.8%		10,821.5	8,381.1	29.1%
Gross contribution	1,769.3	656.6	169.5%		3,269.2	1,178.7	177.4%
Gross contribution margin (%)	9.3%	5.05%	4.4	pp	9.3%	4.3%	5.0	pp
Net income/(loss) for the period	881.1	(782.7)	(212.6)%		675.8	(2,081.4)	(132.5)%
EBITDA	154.6	(820.7)	(118.8)%		162.3	(1,976.8)	(108.2)%
EBITDA as a percentage of GMV (%)	0.8%	(6.2)%	7.0	pp	0.5%	(7.3)%	7.7	pp
Net cash (used in)/provided by operating activities	(431.6)	570.0	n.m		(367.5)	(1,734.4)	n.m
Free Cash Flow	(607.1)	276.8	n.m		(770.9)	(2,194.8)	n.m

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, gross contribution margin, EBITDA as a percentage of GMV and number of orders and active customer in the “Certain Definitions” section of this press release.

Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of August 24, 2023, considering year to date trends which could be subject to change, and involve inherent risks which we are unable to control or foresee. The financial outlook is based on management’s current views and estimates with respect to existing market conditions. However, there are several uncertainties including the inflationary environment both in Türkiye and globally, local currency volatility, low consumer confidence, pressure on purchasing power, regional geopolitical headwinds, supply chain disruptions, the new regulatory environment for our activities in Türkiye and the evolving competitive landscape. Management’s views and estimates are subject to change without notice. See also the “Forward Looking Statements” section at the end of this press release.

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In Q3 2023, we expect to continue our positive IAS 29-Unadjusted EBITDA performance and deliver IAS 29-Unadjusted EBITDA as a percentage of GMV within the range of 0.5% to 1%. Underpinning this performance, we also expect IAS 29-Unadjusted GMV growth of around 110% in Q3 2023 compared to Q3 2022.

Looking ahead, we are poised to print full-year positive IAS 29-Unadjusted EBITDA in 2023. We intend to remain focused on sustainable and profitable growth with a prudent approach to capital allocation.

Q2 2023 Business and Strategy Highlights

As at the end of June 2023, the rate of inflation followed a downward trend mainly due to the high base effect compared to the corresponding period:

●	The annual inflation rate published by TurkStat as of June 30, 2023 was 38.2%, down from 78.6% as of June 30, 2022 and 50.5% as of March 31, 2023. The monthly inflation rates during the second quarter of 2023 were 2%, 0.04% and 4% in April, May and June, respectively. The Consumer Confidence Index was 85.1 as of June 30, 2023 compared to 80.1 as of March 31, 2023.

In Q2 2023, IAS 29-Unadjusted GMV increased by 100.5% to TRY 18.5 billion compared to Q2 2022. This exceeded our GMV growth guidance of around 95% by 5.5 percentage points.

●	Adjusted for inflation, GMV increased by 42.9% to TRY 19.0 billion compared to Q2 2022. This performance was attributable to our value proposition supported by the appeal to the customers of our Hepsiburada Premium loyalty program, attractive affordability solutions and data-driven marketing campaigns.

●	For Hepsiburada, GMV growth is a function of the growth in number of orders and average order value. We achieved continued order growth of 95% in Q2 2023 compared to Q2 2022. Order growth came through the continued rise in order frequency and customer growth. Our Active Customer base increased by 2.7% to 12.0 million as of June 30, 2023 and order frequency (LTM) grew by 56.5% to 8.1, up from 5.2 as of June 30, 2022. A strong customer demand for our digital products (which mainly include sweepstakes and gamified lotteries as well as the first monthly payment of Hepsiburada Premium membership subscription) contributed to the rise in order frequency. Excluding the orders of digital products, order frequency would have been 5.9 as of June 30, 2023 compared to 5.0 as of June 30, 2022, corresponding to 17.3% growth. Accordingly, order growth excluding that of digital products was 20.5% in Q2 2023 compared to Q2 2022. While these digital products generated nearly 1% of our GMV in Q2 2023, we value the repeat interaction they enable with the participating customer segments.

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The discussion below elaborates on our progress in Q2 2023 within each of our strategic priorities:

a) Nurturing loyalty

●	Central to our strategy is prioritizing customer loyalty and retention. Our loyalty program, Hepsiburada Premium, plays a key role in achieving this. Meanwhile, focusing on retention helps us to reduce and optimize our marketing and advertising spend.

●	Hepsiburada Premium is a paid subscription service where members enjoy access to a wide range of benefits that include free delivery and 3% cashback subject to certain conditions, plus free access to an on-demand streaming service, discounted services, among others. The monthly subscription fee as at the end of June 30, 2023 remained at TRY 14.9. This quarter, we further enriched the program’s offering by including summer special deals and exclusive campaigns.

●	Based on the results of market research conducted by FutureBright (a local research company), Hepsiburada Premium members’ Net Promoter Score (“NPS”) was 83 in June 2023, which is 10 points above the Company’s overall NPS. This indicates a strong satisfaction level from program members.

●	As of the end of Q2 2023, we had a total of 1.2 million Hepsiburada Premium members (with approximately 500 thousand additional members joining in the six months period) and by August 7, 2023, the number of members reached 1.3 million.

●	Hepsiburada Premium members have continued to generate higher order frequency compared to non-members. Data for the second quarter of 2023 indicated that Premium members’ monthly order frequency was 1.4 times the frequency they had generated before joining the program.

b) Capitalizing on our clear differentiation with affordability and lending solutions as well as high service levels on the platform and superior delivery services

●	We are focused on leveraging our sustainable differentiators by providing our customers with best value through our affordability solutions (through Hepsipay) and superior delivery services (through HepsiJet). Our solutions set us apart from the competition by demonstrating our commitment to customer satisfaction.

●	In Q2 2023, we had an overall NPS of 73 compared to 75 in Q1 2023 (according to the results of the market research conducted by FutureBright on behalf of Hepsiburada). Our high NPS evidences our leading position in the Turkish e-commerce market. We believe that our fast delivery services, wide range of affordability solutions and the depth and breadth of our selection were instrumental in earning customer appreciation and trust.

i)	Hepsipay

●	Our wallet and payment gateway solution, Hepsipay, registered approximately 12.5 million Hepsipay wallet customers (representing users who have opened their wallet account by giving the required consent to Hepsipay) as of June 30, 2023. In Q2 2023, customers with a Hepsipay wallet generated 86% of GMV compared to 78% in Q2 2022, confirming strong performance in migrating Hepsiburada customers to Hepsipay.

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●	We remain the only e-retailer with licenses in payments and consumer finance as well as first in market to launch a “Buy-Now-Pay-Later” (“BNPL”) solution. Our BNPL solution had been used by over 207 thousand customers as of June 30, 2023. In Q2 2023, around 159 thousand orders were processed through our non-card affordability solutions (including BNPL and shopping loans), corresponding to a 5.0% share of total GMV for the quarter, compared to 3.2% in Q2 2022. Around 51% of this GMV in Q2 2023 came through shopping loans provided by banks. We diligently manage credit risk, while maintaining our focus on growth optimization.

●	In May 2023, Hepsipay launched the Hepsipay debit card available through the Hepsipay wallet. Through the Hepsiburada mobile app, any consumer who completes the required authentication steps can be issued a debit card upon request. The Hepsipay debit card is also linked to the QR payment feature allowing customers to use their Hepsipay debit card at any off-line retailer which accepts QR payments (and we expect to be able to extend this to include any other credit card that customers carry in their Hepsipay wallet). Additionally, Hepsipay debit card holders are able to top up their e-wallets by way of consumer loans (from three leading banks in Türkiye) in addition to making money transfers from their bank accounts. This capability adheres to our “always full wallet” motto.

ii)	HepsiJet

●	HepsiJet continued offering its competitive services, including oversized delivery, that differentiate us in the market. We believe swift delivery is a core customer expectation and, in Q2 2023, HepsiJet delivered 83% of orders placed through our retail arm (1P) within the next day (compared to 84% in Q2 2022).

●	HepsiJet is also a key component of our value proposition for our merchants. In Q2 2023, HepsiJet increased its coverage within our merchant base, delivering around 66% of our total parcels, up from 60% in Q2 2022.

●	In Q2 2023, HepsiJet had an NPS of 88.9 according to our internal survey results, reflecting its high quality service. Through HepsiJet, our customers enjoy flexible delivery options and value added services.

●	Our oversized package delivery service handled delivery of 59% of oversized parcels ordered through our platform in Q2 2023, up from 51% in Q2 2022.

c) Pursuing profitability by focusing on core operations, growth in non-electronics and step change in opex

●	Continuing the trend from the first quarter, we delivered a positive IAS 29-Unadjusted EBITDA of TRY 374.0 million in Q2 2023. This was achieved mainly through a stronger Gross Contribution, optimized advertising spending and prudent operational expenses strategy. EBITDA was also positive at TRY 154.6 million in Q2 2023 compared to negative TRY 820.7 million in Q2 2022.

●	We continued to invest in our in-house merchant application, Hepsiburada My Business Partner, which, among other capabilities, facilitates proactive campaign and ad management as well as customer communication. This application’s ease of use increases merchant appreciation, while increased autonomy allows merchants greater control and flexibility in showcasing their products and engaging with customers.

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d) Offering payment, lending and last-mile delivery services to third parties

●	Our strategy to extend our services and solutions beyond our platform by offering the services to other retailers benefits both retail partners and customers. We see great potential for Hepsipay and HepsiJet to leverage their assets and increase their revenue contribution to our Company.

●	HepsiJet today serves nearly 1,600 external customers including household-name retailers. We believe HepsiJet is best positioned to build on this momentum and grow its share in the logistics market.

●	The share of external customer volume in HepsiJet’s operations surged to 24.8% in the second quarter of 2023, up from 22.1% in Q1 2023. Total parcel volume delivered of third parties in Q2 2023 showed a solid increase by 26.3% compared to Q1 2023.

●	In July 2023, Hepsipay introduced its one-click check-out (Pay with Hepsipay) service on another platform. The envisaged growth in one-click check-out integrations will become instrumental in Hepsipay’s off-platform expansion.

●	Hepsipay's solid 12.5 million wallet base, diverse affordability solutions, own loyalty program (Hepsipara Program) and fast and reliable check-out attribute to its competitive advantage. Hepsipay targets the consumer loan market which had a total size, as August 11, 2023, of $33 billion (source: Banking Regulation and Supervision Agency) and the card payments market for domestic cards with a size of $173 billion in 2022 (source: the Interbank Card Center) each in Türkiye.

●	Following the second quarter of 2023, Hepsipay has taken strategic steps towards solidifying its position in the Fintech arena, including:

o	in July 2023, entering into a five-year strategic partnership with Visa Inc. in relation to Hepsipay’s card scheme.

o	on August 23, 2023, making a $1 million investment in one of the leading payment gateway service providers in Türkiye, Craftgate Technology (“Craftgate”). Craftgate helps e-commerce companies easily integrate and manage the virtual point of sale of all banks and e-money institutions from a single platform. Our investment in Craftgate is aligned with our vision of leading the financial technologies market in Türkiye and we believe that it will further foster the growth of our e-commerce partners.

ESG Actions

●	On May 23, 2023, Hepsiburada published its first Sustainability Report for the year 2022 (the “Report”). Certified by the Global Reporting Initiative, the Report is also a first for Türkiye’s e-commerce sector. The Report presents Hepsiburada’s sustainability approach within four key focus areas: (i) an equal and inclusive corporate culture; (ii) social benefit projects; (iii) ethical and transparent governance; and (iv) environmentally responsible solutions. Notably, the Report highlights that:

o	Hepsiburada is a member of the United Nations (UN) Global Compact and is committed to the Ten Principles of the UN Global Compact related to human rights, labor, the environment and anti-corruption, and supports the Sustainable Development Goals.

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o	To ensure an equal workplace, Hepsiburada signed the UN Women’s Empowerment Principles in 2022, committing to seven principles to develop company policies for gender equality in the workplace and women’s empowerment.

o	Hepsiburada increased the female employee ratio from 41% in 2020 to 46% in 2022, and the female executive ratio (manager and above) from 31% in 2020 to 34% in 2022.

o	As part of the HepsiTürkiye’den (All from Türkiye) program, Hepsiburada has continued to support local produce by backing over 330 local producers.

o	As part of the “Renew the Old” project, Hepsiburada recycles used electronic devices, optimizes the use of materials through responsible packaging practices, and reduces its environmental impact through more efficient and innovative activities to manage resources.

o	Hepsiburada has continued prioritizing Circularity and Waste Management to reduce its operational waste-related environmental impact.

●	Our “Technology Empowerment for Women Entrepreneurs” (“TEWE”) program, launched in 2017 to develop women’s role in the Turkish digital economy, reached an additional 2,057 women in Q2 2023. To date, the program has supported around 45.4 thousand women entrepreneurs. Furthermore, the number of women’s cooperatives on our platform has reached 213 as of June 30, 2023.

●	Since the earthquakes that hit the southeastern region of Türkiye in February 2023, as part of the TEWE program, various NGO collaborations have been established to provide sustainable support to the impacted region. As of June 30, 2023, the number of active women entrepreneurs and women's cooperatives in the earthquake zone has reached 1,795 and 24, respectively.

Subsequent Events

E-Commerce Regulation Challenge

On July 13, 2023, the Constitutional Court rejected the lawsuit filed by the Turkish opposition party before the Court in September 2022 regarding the cancellation of certain provisions of the E-Commerce Law. As such, the E-Commerce Law remains in effect. In addition, an e-commerce market player has filed a lawsuit against the Ministry of Trade, before the Council of State, requesting annulment of certain provisions of the E-Commerce Regulation. On May 8, 2023, the Council of State ruled to suspend execution of certain provisions of the E-Commerce Regulation. As of the date of this press release, the case regarding the E-Commerce Regulation remains pending.

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Class Action Proceedings

As disclosed in greater detail in our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on May 1, 2023 (the “2022 Annual Report”), in September 2021, a class action lawsuit was filed before the Supreme Court of the State of New York (and in October 2021, a second class action was filed before the United States District Court Southern District of New York) against, among others, the Company, its board members and management at the time of the Company’s IPO and TurkCommerce B.V., alleging that the Company’s prospectus and the registration statement filed with the U.S. Securities and Exchange Commission in connection with the IPO, contained untrue statements of material facts or omitted facts necessary to make the statements made therein not misleading. In December, 2022, the parties entered into a settlement agreement according to which Hepsiburada agreed to pay $13.9 million to resolve the actions in their entirety, without any admission of wrongdoing (the “Settlement”). TurkCommerce B.V., currently a holder of the Company’s Class B ordinary shares, is expected to contribute $3,975,000 towards the Settlement amount.

In May 2023, following preliminary approval of the Settlement by the United States District Court Southern District of New York, the Company paid $13.9 million (corresponding to approximately TRY 282.6 million) into an escrow account in accordance with the terms of the Settlement Agreement. The escrow account is deemed to be in the custody and jurisdiction of the court. On August 1, 2023, following a settlement fairness hearing, the United States District Court Southern District of New York gave its order and final judgment approving the Settlement as fair, reasonable and adequate. The Settlement remains subject to a final approval and/or entry of judgment by the Supreme Court of the State of New York, County of New York, Commercial Division. There can be no assurance that the Settlement will be approved by the court.

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Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy is reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the balance sheet which are not stated in terms of the measuring unit current as of the date of the financial statements are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive loss are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira at June 30, 2023 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended June 30,				Six months ended June 30,
	unaudited				unaudited
(in TRY million unless otherwise indicated)	2023	2022	y/y %		2023	2022	y/y %
GMV (TRY in billion)	19.0	13.3	42.9%		35.0	27.2	28.7%
Marketplace GMV (TRY in billion)	12.7	8.5	49.8%		23.7	17.6	34.5%
Share of Marketplace GMV (%)	67.1%	64.0%	3.1	pp	67.7%	64.8%	2.9	pp
Revenue	5,893.6	4,126.0	42.8%		10,821.5	8,381.1	29.1%
Gross contribution	1,769.3	656.6	169.5%		3,269.2	1,178.7	177.4%
Gross contribution margin (%)	9.3%	5.0%	4.4	pp	9.3%	4.3%	5.0	pp
Net income/(loss) for the period	881.1	(782.7)	(212.6)%		675.8	(2,081.4)	(132.5)%
EBITDA	154.6	(820.7)	(118.8)%		162.3	(1,976.8)	(108.2)%
EBITDA as a percentage of GMV (%)	0.8%	(6.2)%	7.0	pp	0.5%	(7.3)%	7.7	pp
Net cash provided by/(used in) operating activities	(431.6)	570.0	n.m		(367.5)	(1,734.4)	n.m
Free Cash Flow	(607.1)	276.8	n.m		(770.9)	(2,194.8)	n.m

Note: Unless otherwise indicated, all discussions and analysis provided in this section are based on inflation-adjusted IFRS figures and non-IFRS measures.

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Revenue

	Three months ended June 30,			Six months ended June 30,
(in TRY million, unaudited)	2023	2022	y/y %	2023	2022	y/y %
Sale of goods[1] (1P)	4,388.6	3,322.6	32.1%	7,974.6	6,747.3	18.2%
Marketplace revenue[2] (3P)	781.5	419.1	86.5%	1,487.3	829.4	79.3%
Delivery service revenue	540.3	324.6	66.5%	1,059.6	700.2	51.3%
Other	183.2	59.7	206.9%	300.0	104.2	187.9%
Revenue	5,893.6	4,126.0	42.8%	10,821.5	8,381.1	29.1%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Our revenue increased by 42.8% to TRY 5,893.6 million in Q2 2023 compared to TRY 4,126.0 million in Q2 2022. This was mainly due to a 32.1% increase in sale of goods (1P) revenue (comprising 74.5% of total revenue) and a 86.5% increase in Marketplace revenue (3P) (comprising 13.3% of total revenue), compared to Q2 2022. Our delivery service revenue, comprising 9.2% of total revenue, rose 66.5% compared to Q2 2022. Meanwhile, other revenue which mainly consists of HepsiAd (our advertising platform), HepsiLojistik (our fulfillment services provider), and Hepsiburada Premium subscription revenue streams tripled compared to Q2 2022.

While GMV increased by 42.9% in Q2 2023 compared to Q2 2022, the 1P and 3P revenue growth during this period was 38.2%. The difference in growth rates was mainly due to a 3.1 percentage point (pp) shift in GMV mix towards 3P, which was partially compensated by lower customer discounts in our 3P operations during Q2 2023 compared to Q2 2022 and a change in the 3P GMV generation among categories. The slight increase in returns and cancellations ratios in Q2 2023 compared to Q2 2022 was another factor.

The 66.5% increase in delivery service revenue compared to Q2 2022 was mainly due to i) annual rises in unit delivery service charges, ii) an increase in delivery service revenue from off-platform customers of Hepsijet, iii) an increase in the number of parcels delivered and iv) the 3.1pp shift in the GMV mix towards 3P (where we generate higher delivery service revenue compared to our 1P operations).

12

Gross Contribution

	Three months ended June 30,				Six months ended June 30,
(in TRY million unless indicated otherwise, unaudited)	2023	2022	y/y %		2023	2022	y/y %
Revenue	5,893.6	4,126.0	42.8%		10,821.5	8,381.1	29.1%
Cost of inventory sold	(4,124.3)	(3,469.4)	18.9%		(7,552.3)	(7,202.4)	4.9%
Gross Contribution	1,769.3	656.6	169.5%		3,269.2	1,178.7	177.4%
Gross contribution margin (% of GMV)	9.3%	5.0%	4.4	pp	9.3%	4.3%	5.0	pp

Gross contribution margin improved by 4.4pp to 9.3% in Q2 2023 compared to 5.0% in Q2 2022. This was mainly attributable to a 2.5pp rise in 1P margin mainly due to (i) the lower quarterly inflation impact on cost of inventory sold (quarterly inflation for Q2 2023 was 6.3% compared to 15.2% for Q2 2022), (ii) better inventory management resulting in lower inventory turnover days and (iii) the change in the 1P GMV category mix; and a 1.0pp increase in 3P margin due to the change in the 3P GMV category mix.

The table below shows the monthly inflation rates in 2023 and 2022.

Consumer inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2023	7%	3%	2%	2%	0%	4%	-	-	-	-	-	-
2022	11%	5%	5%	7%	3%	5%	2%	1%	3%	4%	3%	1%

Source: Data as announced by TurkStat

Operating Expenses

The table below shows our operating expenses for the three months and six months ended June 30, 2023 and 2022 in absolute terms and as a percentage of GMV:

	Three months ended June 30,				Six months ended June 30,
(in TRY million unless indicated otherwise, unaudited)	2023	2022	y/y%		2023	2022	y/y%
Cost of inventory sold	(4,124.3)	(3,469.4)	18.9%		(7,552.3)	(7,202.4)	4.9%
% of GMV	(21.8)%	(26.2)%	4.4	pp	(21.6)%	(26.4)%	4.9	pp
Shipping and packaging expenses	(515.0)	(383.6)	34.3%		(984.6)	(882.4)	11.6%
% of GMV	(2.7)%	(2.9)%	0.2	pp	(2.8)%	(3.2)%	0.4	pp
Payroll and outsource staff expenses	(605.9)	(449.5)	34.8%		(1,126.5)	(921.2)	22.3%
% of GMV	(3.2)%	(3.4)%	0.2	pp	(3.2)%	(3.4)%	0.2	pp
Advertising expenses	(377.9)	(479.4)	(21.2)%		(679.1)	(1,027.1)	(33.9)%
% of GMV	(2.0)%	(3.6)%	1.6	pp	(1.9)%	(3.8)%	1.8	pp
Technology expenses	(68.0)	(51.7)	31.5%		(131.8)	(103.2)	27.7%
% of GMV	(0.4)%	(0.4)%	0.0	pp	(0.4)%	(0.4)%	0.0	pp
Depreciation and amortization	(204.9)	(140.5)	45.8%		(394.3)	(272.3)	44.8%
% of GMV	(1.1)%	(1.1)%	0.0	pp	(1.1)%	(1.0)%	(0.1	)pp
Other operating expenses, net	(47.9)	(113.1)	(57.6)%		(184.9)	(221.5)	(16.5)%
% of GMV	(0.3)%	(0.9)%	0.6	pp	(0.5)%	(0.8)%	0.3	pp
Net operating expenses	(5,943.9)	(5,087.2)	16.8%		(11,053.5)	(10,630.1)	4.0%
Net operating expenses as a % of GMV	(31.4)%	(38.4)%	7.0	pp	(31.5)%	(39.0)%	7.5	pp

13

Net operating expenses increased by 16.8% to TRY 5,943.9 million in Q2 2023 compared to TRY 5,087.2 million in Q2 2022. As a percentage of GMV, our net operating expenses declined 7.0pp mainly due to a 4.4pp decrease in cost of inventory sold, a 1.6pp decrease in advertising expenses, a 0.2pp decrease in shipping and packaging expenses, a 0.2pp decrease in payroll and outsource staff expenses and a 0.6pp decrease in other operating expenses, net as a percentage of GMV.

The 4.4pp decrease in cost of inventory sold was mainly due to a 3.1pp shift in GMV mix towards 3P and lower quarterly inflation impact on cost of inventory sold.

The 1.6pp decline in advertising expenses as a percentage of GMV resulted from our continued efficiency efforts in marketing spend. In this regard, we have continued to invest in data-driven marketing tools that contribute to sales conversion. Further, our loyalty program has helped us foster stronger relationships with our customers and facilitated repeat purchases. In addition, our co-marketing deals with several leading brands have proven to be mutually beneficial.

The 0.6pp decline in other operating expenses, net was mainly due to the reversal of TRY 92 million of the TRY 95.6 million provision expense recorded for the investigation in the Company’s consolidated financial statements as of December 31, 2022. As disclosed in greater detail in our 2022 Annual Report, the Competition Board (the executive board of the Turkish Competition Authority) initiated an investigation in August 2021 into 11 companies, including Hepsiburada, regarding potential violations of the Law on the Protection of Competition. On July 31, 2023, the investigation was concluded, with the Competition Board imposing an administrative fine in the amount of TRY 3.6 million (with a 25% discount on early payment) on Hepsiburada. Accordingly, the difference between the expense provision recorded for the investigation and the administrative fine imposed (i.e. TRY 92 million), is reversed and recognized as other operating income in consolidated statements of comprehensive loss in Q2 2023. Additionally, we recognized a refund of TRY 13 million resulting from the restructuring of the fine paid by the Company on November 11, 2022 with respect to the on-site inspection conducted by the Competition Board as part of the investigation. These reversals, totaling TRY 105 million, resulted in a 0.5pp improvement in net operating expenses as a percentage of GMV in Q2 2023.

14

Financial Income

	Three months ended June 30,			Six months ended June 30,
(in TRY million, unaudited)	2023	2022	y/y %	2023	2022	y/y %
Foreign currency exchange gains	1,134.3	621.6	82.5%	1,203.2	1,300.5	(7.5)%
Interest income on time deposits	85.3	62.1	37.4%	77.8	81.5	(4.5)%
Interest income on financial instruments	-	-	-	56.1	-	n.m
Interest income on credit sales	52.0	31.7	64.0%	92.1	56.3	63.6%
Fair value gains on financial assets measured at fair value	143.1	-	n.m	144.0	23.5	n.m
Other	28.5	0.7	n.m	42.0	1.3	n.m
Financial income	1,443.2	716.1	101.5%	1,615.2	1,463.1	10.4%

Our financial income increased by 101.5%, or TRY 727.1 million, to TRY 1,443.2 million in Q2 2023 compared to TRY 716.1 million in Q2 2022. This was mainly driven by a TRY 512.7 million increase in foreign currency exchange gains from our U.S. dollar denominated bank deposits due to increased U.S. dollar / TRY rates during Q2 2023 compared to Q2 2022. The TRY currency depreciation was by 34.7% in Q2 2023 compared to 13.9% in Q2 2022. The increase in financial income was also due to an increase in fair value gains on financial investments.

Financial Expenses

	Three months ended June 30,			Six months ended June 30,
(in TRY million, unaudited)	2023	2022	y/y %	2023	2022	y/y%
Commission expenses due to early collection of credit card receivables	(254.6)	(202.5)	25.7%	(457.5)	(414.6)	10.3%
Foreign currency exchange losses	(344.3)	(194.3)	77.2%	(399.6)	(391.4)	2.1%
Interest expenses on bank borrowings and lease liabilities	(29.4)	(37.2)	(21.0)%	(68.4)	(78.0)	(12.3)%
Interest expenses on purchases	(83.4)	(44.5)	87.4%	(117.8)	(115.6)	1.9%
Fair value losses on financial assets measured at fair value	-	(92.3)	(100.0)%	-	(92.3)	(100.0)%
Other	(3.1)	(0.3)	933.3%	(3.6)	(0.7)	337.5%
Financial expenses	(714.8)	(571.1)	25.2%	(1,046.9)	(1,092.6)	(4.2)%

Our financial expenses increased by 25.2%, or TRY 143.7 million, to TRY 714.8 million in Q2 2023 compared to TRY 571.1 million in Q2 2022, primarily attributable to a TRY 150.0 million increase in foreign currency exchange losses from our U.S. dollar denominated trade payables as a result of increased U.S. dollar/TRY rates during Q2 2023 compared to Q2 2022.

15

Net Income (Loss) for the Period

Net income for the period was TRY 881.1 million in Q2 2023 up from a net loss of TRY 782.7 million in Q2 2022. This TRY 1,663.8 million improvement resulted from the TRY 975.3 million improvement in EBITDA, the TRY 583.4 million increase in net financial income (net of financial expense) and TRY 169.5 million monetary gain in Q2 2023 against TRY 64.5 million increase in depreciation and amortization.

EBITDA

EBITDA was TRY 154.6 million in Q2 2023 compared to negative TRY 820.7 million in Q2 2022, corresponding to 0.8% EBITDA as a percentage of GMV in Q2 2023. This corresponded to a 7.0pp improvement in EBITDA as a percentage of GMV in Q2 2023 compared to Q2 2022. This strong improvement was driven by a 4.4pp rise in gross contribution margin, a 1.6pp decline in advertising expenses, a 0.2pp decline in shipping and packaging expenses, a 0.2pp decline in payroll and outsource staff expenses and a 0.6pp decline in other operating expenses, net as a percentage of GMV.

Net Working Capital

Net working capital was negative TRY 3,708.7 million as of June 30, 2023 compared to negative TRY 5,366.8 million as of December 31, 2022. The TRY 1,657.9 million change in negative net working capital was mainly driven by a TRY 690.6 million decrease in trade payables and payables to merchants, a TRY 497.0 million increase in inventories and a TRY 405.9 million decrease in provisions. The increase in inventories was mainly due to planned procurements in Q2 2023 in line with our strategy. The decrease in trade payables and payables to merchants was mainly due to payments in Q2 2023 as a result of higher inventory procurements (with shorter payment terms for some). The decrease in provisions recognized was mainly due to the reversal of provisions relating to the previously disclosed investigation by the Competition Board and the release of a provision relating to the Settlement.

Cash Flow from Operating Activities

Our net cash used in operating activities in Q2 2023 comprised a TRY 881.1 million net income (Q2 2022: net loss of TRY 782.7 million), a negative TRY 906.3 million change in net working capital (Q2 2022: positive TRY 613.3 million) and a negative TRY 406.4 million change in other items (comprising non-cash items such as provisions and depreciation expenses as well as non-operating items such as financial income & expenses and non-operating monetary gains & losses) (Q2 2022: TRY 739.4 million).

Net cash provided by operating activities decreased by TRY 1,001.6 million to negative TRY 431.6 million in Q2 2023 compared to net cash used by operating activities in Q2 2022 of (positive) TRY 570.0 million. Excluding the impact of the payment of $13.9 million (corresponding to approximately TRY 282.6 million) made by the Company to the escrow account in relation to the Settlement, the decrease net cash provided by operating activities by TRY 1,001.6 million would have been TRY 719.0 million.

16

Free Cash Flow

Our free cash flow was a negative TRY 607.1 million in Q2 2023 from positive TRY 276.8 million in Q2 2022. Despite the TRY 117.7 million decrease in capex, the TRY 883.9 million decrease in free cash flow was due to a TRY 1,001.6 million decline in cash flow generated from operating activities.

Total Cash and Financial Investments

Total cash and cash equivalents was at TRY 4,867.6 million as of June 30, 2023 compared to TRY 6,307.3 million as of December 31, 2022. The TRY 1,439.7 million decrease was mainly due to the change in net working capital offsetting the appreciation of USD/TRY rate against the six-month inflation.

Total financial investments as of June 30, 2023 amounts to TRY 524.3 million. Our financial investments consist of a financial asset measured at fair value through profit or loss and foreign currency linked TRY time deposits.

We held around 91% of our total cash, cash equivalents and financial investments in U.S. dollar as of June 30, 2023.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing as well as for our short-term liquidity needs in the ordinary course of our operations. Our short-term borrowings increased to TRY 79.5 million as of June 30, 2023, from TRY 15.6 million as of December 31, 2022. As of June 30, 2023, supplier and merchant financing loans corresponded to TRY 3.6 million of the short-term bank borrowings compared to TRY 1.0 million as of December 31, 2022. Our long-term borrowings decreased from TRY13.1 million as of December 31, 2023 to TRY 5.9 million as of June 30, 2023.

All of our bank borrowings are denominated in Turkish Lira. As of June 30, 2023, the average annual effective interest rate for bank borrowings (excluding those non-interest bearing loans) remained at around the same level of 21.3% compared to as of December 31, 2022.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Thursday, August 24, 2023 at 16.00 Istanbul time / 14.00 London / 9.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada230824.html.

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

17

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on August 24, 2023.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

18

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2023 unless otherwise indicated.)

	30 June 2023 (unaudited)	31 December 2022 (audited)
ASSETS
Current assets:
Cash and cash equivalents	4,867,634	6,307,310
Restricted cash	92,718	128,670
Financial investments	524,344	21,028
Trade receivables	601,881	795,564
Due from related parties	9,748	2,057
Loan receivables	1,905	4,209
Inventories	2,638,902	2,141,856
Contract assets	54,585	18,383
Other current assets	640,523	615,772

Total current assets	9,432,240	10,034,849

Non-current assets:
Property and equipment	372,342	404,825
Intangible assets	1,192,322	1,013,065
Right of use assets	435,686	525,260
Loan receivables	1,510	4,620
Other non-current assets	26,547	75,479

Total non-current assets	2,028,407	2,023,249

Total assets	11,460,647	12,058,098
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	79,546	15,629
Lease liabilities	140,863	188,541
Wallet deposits	101,822	135,936
Trade payables and payables to merchants	6,359,902	7,050,544
Due to related parties	4,555	6,682
Provisions	67,188	473,138
Employee benefit obligations	130,293	186,930
Contract liabilities and merchant advances	812,442	764,824
Other current liabilities	272,789	455,177

Total current liabilities	7,969,400	9,277,401

Non-current assets:
Bank borrowings	5,890	13,084
Lease liabilities	90,049	125,707
Employee benefit obligations	77,289	19,711
Other non-current liabilities	208,224	175,585

Total non-current liabilities	381,452	334,087
Equity:
Share capital	362,478	362,478
Other capital reserves	422,711	386,231
Share premiums	10,528,012	10,528,012
Accumulated deficit	(8,203,406)	(8,830,111)

Total equity	3,109,795	2,446,610

Total equity and liabilities	11,460,647	12,058,098

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2023 unless otherwise indicated. Unaudited.)

	Six Months Ended		Three Months Ended
	30 June 2023	30 June 2022	30 June 2023	30 June 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	10,821,476	8,381,086	5,893,603	4,126,012

Operating expenses
Cost of inventory sold	(7,552,262)	(7,202,421)	(4,124,318)	(3,469,411)
Shipping and packaging expenses	(984,604)	(882,364)	(515,007)	(383,557)
Payroll and outsource staff expenses	(1,126,475)	(921,237)	(605,894)	(449,497)
Advertising expenses	(679,075)	(1,027,115)	(377,871)	(479,397)
Technology expenses	(131,778)	(103,212)	(67,987)	(51,746)
Depreciation and amortization	(394,297)	(272,338)	(204,948)	(140,479)
Other operating expenses	(355,196)	(268,075)	(190,330)	(136,763)
Other operating income	170,250	46,561	142,415	23,642

Operating loss	(231,961)	(2,249,115)	(50,337)	(961,196)

Financial income	1,615,174	1,463,118	1,443,158	716,094
Financial expenses	(1,046,856)	(1,092,560)	(714,767)	(571,081)
Monetary gains/ (losses)	339,473	(202,800)	203,039	33,503

Income/(loss) before income taxes	675,830	(2,081,357)	881,093	(782,680)

Taxation on income	-	-	-	-

Income/(loss) for the period	675,830	(2,081,357)	881,093	(782,680)

Basic and diluted loss per share	2.07	(6.38)	2.70	(2.40)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(49,125)	(6,677)	(34,241)	(3,162)

Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	(55,751)	-	(55,751)

Total comprehensive income/(loss) for the period	626,705	(2,143,785)	846,852	(841,593)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2023 unless otherwise indicated. Unaudited.)

	1 January –	1 January –
	30 June 2023	30 June 2022
	(unaudited)	(unaudited)
Income/(loss) before income taxes	675,830	(2,081,357)
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:	634,205	2,221,436
Interest and commission expenses	643,724	608,146
Depreciation and amortization	394,297	272,338
Interest income on time deposits and financial instruments	(133,916)	(81,524)
Interest income on credit sales	(92,136)	(56,265)
Provision for unused vacation liability	21,560	16,177
Provision for personnel bonus	80,573	48,488
Provision for legal cases	7,200	632
Provision for doubtful receivables	14,859	13,016
Provision for impairment of trade goods, net	45,622	14,120
Provision for post-employment benefits	23,052	2,165
Provision for share based payment	36,480	89,654
Adjustment for impairment loss of financial investments	(144,048)	68,712
Reversal of provision for the Competition Board penalty	(92,018)	-
Provision for Settlement of Legal Proceedings	12,263	-
Provision for Turkish Capital Markets Board fee	19,938	-
Non-cash charges	-	(1,411)
Net foreign exchange differences	(1,148,164)	(1,058,242)
Change in provisions due to inflation	(107,124)	(120,856)
Monetary effect on non-operating activities	1,052,043	2,406,286
Changes in net working capital
Change in trade payables and payables to merchants	(690,642)	(2,169,967)
Change in inventories	(542,668)	352,514
Change in trade receivables	185,614	169,069
Change in contract liabilities and merchant advances	47,618	(27,492)
Change in contract assets	(36,202)	1,520
Change in other liabilities	(270,635)	(154,145)
Change in other assets and receivables	65,546	63,505
Change in due from related parties	(7,691)	2,217
Change in due to related parties	(2,127)	(17,116)
Post-employment benefits paid	(10,472)	(2,083)
Payments for concluded litigation	(284,923)	(1,627)
Payments for personnel bonus	(127,715)	(89,599)
Payments for unused vacation liabilities	(2,363)	(1,262)
Collections of doubtful receivables	(894)	-
Net cash used in operating activities	(367,519)	(1,734,387)
Investing activities:
Purchases of property and equipment and intangible assets	(404,603)	(460,652)
Proceeds from sale of property and equipment	1,160	286
Purchase of financial instruments	(404,600)	(1,884,488)
Proceeds from sale of financial investment	19,619	1,850,884
Interest received on time deposits and financial instruments	125,359	61,515
Interest received on credit sales	92,136	56,265
Payment for acquired businesses, net of cash acquired	-	(5,509)
Net cash used in investing activities	(570,929)	(381,699)
Financing activities:
Proceeds from borrowings	197,824	1,064,301
Repayment of borrowings	(136,099)	(964,584)
Interest and commission paid	(611,193)	(543,193)
Lease payments	(105,226)	(112,085)
Net cash used in financing activities	(654,694)	(555,561)

Net decrease in cash and cash equivalents	(1,593,142)	(2,671,647)

Cash and cash equivalents at 1 January	6,299,875	7,501,388
Inflation effect on cash and cash equivalents	(1,003,254)	(1,799,104)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	1,148,164	660,230
Cash and cash equivalents at 30 June	4,851,643	3,690,867

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

●	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;
●	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;
●	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;
●	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);
●	Gross Contribution as revenues less cost of inventory sold;
●	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and
●	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

●	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;
●	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and
●	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2023.Unaudited.

	Three months ended June 30,		Six months ended June 30,
(in TRY million)	2023	2022	2023	2022
Net income/(loss) for the period	881.1	(782.7)	675.8	(2,081.4)
Taxation on income	-	-	-	-
Financial income	1,443.2	716.1	1,615.2	1,463.1
Financial expenses	(714.8)	(571.1)	(1,046.9)	(1,092.6)
Depreciation and amortization	(204.9)	(140.5)	(394.3)	(272.3)
Monetary gains/(losses)	203.0	33.5	339.5	(202.8)
EBITDA	154.6	(820.7)	162.3	(1,976.8)

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2023. Unaudited.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	5,893.6	4,126.0	10,821.5	8,381.1
Cost of inventory sold	(4,124.3)	(3,469.4)	(7,552.3)	(7,202.4)
Gross Contribution	1,769.3	656.6	3,269.2	1,178.7

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29 as well as our year on year GMV growth and profitability guidance.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2023. Unaudited.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	5,893.6	4,126.0	10,821.5	8,381.1
Reversal of IAS 29 adjustment	147.6	1,264.3	541.9	2,991.6
IAS 29-Unadjusted Revenue	5,746.0	2,861.7	10,279.6	5,389.5

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 June 2023. Unaudited.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	5,893.6	4,126.0	10,821.5	8,381.1
Cost of inventory sold	(4,124.3)	(3,469.4)	(7,552.3)	(7,202.4)
Gross Contribution	1,769.3	656.6	3,269.2	1,178.7
Reversal of IAS 29 adjustment	(158.1)	(108.9)	(209.8)	(275.0)
IAS 29 - Unadjusted Gross Contribution	1,927.4	765.5	3,479.0	1,453.7

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to net income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 June 2023. Unaudited.

	Three months ended
	30 June 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 June 2023	30 June 2022	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 June 2022
Net income/(loss) for the period	881.1	(100.2)	981.3	(782.7)	(567.2)	(215.5)
Taxation on income	-	-	-	-	-	-
Financial income	1,443.2	19.0	1,424.2	716.1	235.7	480.4
Financial expenses	(714.8)	(10.2)	(704.6)	(571.1)	(173.0)	(398.1)
Depreciation and amortization	(204.9)	(92.7)	(112.2)	(140.5)	(88.8)	(51.7)
Monetary gains	203.0	203.0	-	33.5	33.5	-
IAS 29-Unadjusted EBITDA			374.0			(246.2)

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 June 2023. Unaudited.

	Six months ended
	30 June 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 June 2023	30 June 2022	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 June 2022
Net income/(loss) for the period	675.8	(225.5)	901.3	(2,081.4)	(1,626.2)	(455.2)
Taxation on income	-	-	-	-	-	-
Financial income	1,615.2	32.2	1,583.0	1,463.1	549.6	913.5
Financial expenses	(1,046.9)	(31.8)	(1,015.1)	(1,092.6)	(386.9)	(705.7)
Depreciation and amortization	(394.3)	(177.9)	(216.4)	(272.3)	(158.3)	(114.0)
Monetary gains/(losses)	339.5	339.5	-	(202.8)	(202.8)	-
IAS 29-Unadjusted EBITDA			549.8			(549.0)

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by / used in operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2023.Unaudited.

	Three months ended June 30,		Six months ended June 30,
(in TRY million)	2023	2022	2023	2022
Net cash provided by/(used in) operating activities	(431.6)	570.0	(367.5)	(1,734.4)
Capital expenditures	(175.6)	(293.4)	(404.6)	(460.7)
Proceeds from the sale of property and equipment	0.1	0.2	1.2	0.3
Free Cash Flow	(607.1)	276.8	(770.9)	(2,194.8)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021.  As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2023.

	As of June 30, 2023	As of December 31, 2022
Current assets	9,432.2	10,034.8
Cash and cash equivalents	(4,867.6)	(6,307.3)
Financial investments	(524.3)	(21.0)
Current liabilities	(7,969.4)	(9,277.4)
Bank borrowings, current	79.5	15.6
Lease liabilities, current	140.9	188.5
Net Working Capital	(3,708.7)	(5,366.8)

BREAKDOWN OF THE COMPARATIVE FIGURES RESTATED BY INFLATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 June 2023.)

	Restatement Method	Unaudited Unadjusted 30 June 2023	IAS 29 Adjustment	Unaudited Adjusted 30 June 2023	Unaudited Unadjusted 31 Dec 2022	IAS 29 Adjustment	Audited Adjusted 31 Dec 2022
ASSETS
Current assets:
Cash and cash equivalents	1	4,867,634	-	4,867,634	5,266,008	1,041,302	6,307,310
Restricted cash	1	92,718	-	92,718	107,427	21,243	128,670
Financial investments	1	524,344	-	524,344	17,557	3,471	21,028
Trade receivables	1	601,881	-	601,881	664,221	131,343	795,564
Due from related parties	1	9,748	-	9,748	1,718	339	2,057
Loan receivables	1	1,905	-	1,905	3,514	695	4,209
Inventories	2	2,567,360	71,542	2,638,902	1,724,330	417,526	2,141,856
Contract assets	1	54,585	-	54,585	15,348	3,035	18,383
Other current assets	3	625,970	14,553	640,523	506,890	108,880	615,770
Total current assets		9,346,145	86,095	9,432,240	8,307,013	1,727,834	10,034,847
Non-current assets:
Property and equipment	2	214,110	158,232	372,342	221,626	183,199	404,825
Intangible assets	2	878,188	314,134	1,192,322	655,891	357,174	1,013,065
Right of use assets	2	234,251	201,435	435,686	261,091	264,169	525,260
Loan receivables	1	1,510	-	1,510	3,858	762	4,620
Other non-current assets	3	25,680	867	26,547	62,700	12,779	75,479
Total non-current assets		1,353,739	674,668	2,028,407	1,205,166	818,083	2,023,249
Total assets		10,699,884	760,763	11,460,647	9,512,179	2,545,917	12,058,096
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1	79,546	-	79,546	13,049	2,580	15,629
Lease liabilities	1	140,863	-	140,863	157,414	31,127	188,541
Wallet deposits	1	101,822	-	101,822	113,493	22,443	135,936
Trade payables and payables to merchants	1	6,359,902	-	6,359,902	5,886,538	1,164,006	7,050,544
Due to related parties	1	4,555	-	4,555	5,579	1,103	6,682
Provisions	1	67,188	-	67,188	395,025	78,113	473,138
Employee benefit obligations	1	130,293	-	130,293	156,069	30,861	186,930
Contract liabilities and merchant advances	1	812,442	-	812,442	638,556	126,268	764,824
Other current liabilities	3	254,078	18,711	272,789	367,091	88,086	455,177
Total current liabilities		7,950,689	18,711	7,969,400	7,732,814	1,544,587	9,277,401
Non-current liabilities:
Bank borrowings	1	5,890	-	5,890	10,924	2,160	13,084
Lease liabilities	1	90,049	-	90,049	104,953	20,754	125,707
Employee benefit obligations	1	77,289	-	77,289	16,457	3,254	19,711
Other non-current liabilities	2	119,896	88,328	208,224	77,076	98,507	175,583
Total non-current liabilities		293,124	88,328	381,452	209,410	124,675	334,085
Equity:
Share capital	4	65,200	297,278	362,478	65,200	297,278	362,478
Other capital reserves	4	249,061	173,650	422,711	215,245	170,986	386,231
Share premiums	4	4,260,737	6,267,275	10,528,012	4,260,737	6,267,275	10,528,012
Accumulated deficit	5	(2,118,927)	(6,084,479)	(8,203,406)	(2,971,227)	(5,858,884)	(8,830,111)
Total equity		2,456,071	653,724	3,109,795	1,569,955	876,655	2,446,610
Total equity and liabilities		10,699,884	760,763	11,460,647	9,512,179	2,545,917	12,058,096

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 June 2023. Unaudited.)

		Three Months Ended
	Restatement Method	Unaudited Unadjusted 30 June 2023	IAS 29 Adjustment	Unaudited Adjusted 30 June 2023	Unaudited Unadjusted 30 June 2022	IAS 29 Adjustment	Unaudited Adjusted 30 June 2022
Sale of goods (1P)	6	4,280,296	108,283	4,388,579	2,304,985	1,017,598	3,322,583
Marketplace revenue (3P)	6	761,220	20,311	781,531	291,164	127,954	419,118
Delivery service revenue	6	526,118	14,212	540,330	225,156	99,408	324,564
Other	6	178,428	4,735	183,163	40,322	19,425	59,747
Revenues		5,746,062	147,541	5,893,603	2,861,627	1,264,385	4,126,012

Operating expenses
Cost of inventory sold	7	(3,818,634)	(305,684)	(4,124,318)	(2,096,169)	(1,373,242)	(3,469,411)
Shipping and packaging expenses	6	(501,790)	(13,217)	(515,007)	(264,617)	(118,940)	(383,557)
Payroll and outsource staff expenses	6	(585,190)	(20,704)	(605,894)	(303,786)	(145,711)	(449,497)
Advertising expenses	6	(359,347)	(18,524)	(377,871)	(331,676)	(147,721)	(479,397)
Technology expenses	9	(63,779)	(4,208)	(67,987)	(32,820)	(18,926)	(51,746)
Depreciation and amortization	8	(112,208)	(92,740)	(204,948)	(51,711)	(88,768)	(140,479)
Other operating expenses	9	(179,385)	(10,945)	(190,330)	(92,903)	(43,860)	(136,763)
Other operating income	9	136,069	6,346	142,415	14,178	9,464	23,642

Operating Income/(loss)		261,798	(312,135)	(50,337)	(297,877)	(663,319)	(961,196)

Financial income	6	1,424,171	18,988	1,443,159	480,430	235,664	716,094
Financial expenses	6	(704,639)	(10,128)	(714,767)	(398,081)	(173,000)	(571,081)
Monetary gains	10	-	203,039	203,039	-	33,503	33,503

Income/(loss) before income taxes		981,330	(100,236)	881,094	(215,528)	(567,152)	(782,680)

Taxation on income	-	-	-	-	-	-	-

Income/(loss) for the period		981,330	(100,236)	881,094	(215,528)	(567,152)	(782,680)

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 June 2023. Unaudited.)

		Six Months Ended
	Restatement Method	Unaudited Unadjusted 30 June 2023	IAS 29 Adjustment	Unaudited Adjusted 30 June 2023	Unaudited Unadjusted 30 June 2022	IAS 29 Adjustment	Unaudited Adjusted 30 June 2022
Sale of goods (1P)	6	7,582,984	391,601	7,974,585	4,336,522	2,410,780	6,747,302
Marketplace revenue (3P)	6	1,408,347	78,991	1,487,338	535,681	293,722	829,403
Delivery service revenue	6	1,002,232	57,350	1,059,582	448,118	252,099	700,217
Other	6	286,035	13,936	299,971	69,191	34,973	104,164
Revenues		10,279,598	541,878	10,821,476	5,389,512	2,991,574	8,381,086

Operating expenses
Cost of inventory sold	7	(6,800,554)	(751,708)	(7,552,262)	(3,935,807)	(3,266,614)	(7,202,421)
Shipping and packaging expenses	6	(933,058)	(51,546)	(984,604)	(562,903)	(319,461)	(882,364)
Payroll and outsource staff expenses	6	(1,065,229)	(61,246)	(1,126,475)	(583,152)	(338,085)	(921,237)
Advertising expenses	6	(636,639)	(42,436)	(679,075)	(657,841)	(369,274)	(1,027,115)
Technology expenses	9	(122,221)	(9,557)	(131,778)	(62,099)	(41,113)	(103,212)
Depreciation and amortization	8	(216,433)	(177,864)	(394,297)	(114,032)	(158,306)	(272,338)
Other operating expenses	9	(329,990)	(25,206)	(355,196)	(163,051)	(105,024)	(268,075)
Other operating income	9	157,962	12,288	170,250	26,318	20,243	46,561

Operating Income/(loss)		333,436	(565,397)	(231,961)	(663,055)	(1,586,060)	(2,249,115)

Financial income	6	1,582,952	32,222	1,615,174	913,509	549,610	1,463,119
Financial expenses	6	(1,015,133)	(31,723)	(1,046,856)	(705,695)	(386,865)	(1,092,560)
Monetary gains/(losses)	10	-	339,473	339,473	-	(202,800)	(202,800)

Income/(loss) before income taxes		901,255	(225,425)	675,830	(455,241)	(1,626,115)	(2,081,356)

Taxation on income	-	-	-	-	-	-	-

Income/(loss) for the period		901,255	(225,425)	675,830	(455,241)	(1,626,115)	(2,081,356)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 June 2023. Unaudited.)

	Unaudited		Unaudited	Unaudited		Unaudited
	Unadjusted		Adjusted	Unadjusted		Adjusted
	1 Jan- 30 June 2023	IAS 29 adjustment	1 Jan- 30 June 2023	1 Jan- 30 June 2022	IAS 29 adjustment	1 Jan- 30 June 2022
Income/(loss) before income taxes	901,255	(225,425)	675,830	(455,241)	(1,626,116)	(2,081,357)
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:	(502,654)	1,136,859	634,205	(119,169)	2,340,605	2,221,436
Interest and commission expenses	619,650	24,074	643,724	389,818	218,328	608,146
Depreciation and amortization	216,433	177,864	394,297	114,032	158,306	272,338
Interest income on time deposits and financial instrument	(127,423)	(6,493)	(133,916)	(55,761)	(25,763)	(81,524)
Interest income on credit sales	(87,494)	(4,642)	(92,136)	(36,660)	(19,605)	(56,265)
Provision for unused vacation liability	20,355	1,205	21,560	10,342	5,835	16,177
Provision for personnel bonus	76,069	4,504	80,573	30,986	17,502	48,488
Provision for legal cases	6,798	402	7,200	404	228	632
Provision for doubtful receivables	14,873	(14)	14,859	8,318	4,698	13,016
Provision for impairment of trade goods, net	24,234	21,388	45,622	(1,857)	15,977	14,120
Provision for post-employment benefits	21,763	1,289	23,052	1,350	815	2,165
Provision for share based payment	33,816	2,664	36,480	57,317	32,337	89,654
Adjustment for impairment loss of financial investments	(135,967)	(8,081)	(144,048)	48,985	19,727	68,712
Reversal of provision for the Competition Board penalty	(92,018)	-	(92,018)	-	-	-
Provision for Settlement of Legal Proceedings	11,577	686	12,263	-	-	-
Provision for Turkish Capital Markets Board fee	19,938	-	19,938	-	-	-
Non-cash charges	-	-	-	(881)	(530)	(1,411)
Net foreign exchange differences	(1,125,258)	(22,906)	(1,148,164)	(685,562)	(372,680)	(1,058,242)
Change in provisions due to inflation	-	(107,124)	(107,124)	-	(120,856)	(120,856)
Monetary effect on non-operating activities	-	1,052,043	1,052,043	-	2,406,286	2,406,286
Changes in net working capital
Change in trade payables and payables to merchants	473,364	(1,164,006)	(690,642)	150,551	(2,320,518)	(2,169,967)
Change in inventories	(867,264)	324,596	(542,668)	(463,428)	815,942	352,514
Change in trade receivables	46,623	138,991	185,614	20,175	148,894	169,069
Change in contract liabilities and merchant advances	173,886	(126,268)	47,618	72,966	(100,458)	(27,492)
Change in contract assets	(39,237)	3,035	(36,202)	(2,014)	3,534	1,520
Change in other liabilities	(81,676)	(188,959)	(270,635)	14,540	(168,685)	(154,145)
Change in other assets and receivables	(63,392)	128,938	65,546	(186,620)	250,125	63,505
Change in due from related parties	(8,030)	339	(7,691)	679	1,538	2,217
Change in due to related parties	(1,024)	(1,103)	(2,127)	28,655	(45,771)	(17,116)
Post-employment benefits paid	(9,887)	(585)	(10,472)	(1,331)	(752)	(2,083)
Payments for concluded litigation	(274,132)	(10,791)	(284,923)	(1,040)	(587)	(1,627)
Payments for personnel bonus	(119,982)	(7,733)	(127,715)	(53,028)	(36,571)	(89,599)
Payments for unused vacation liabilities	(2,218)	(145)	(2,363)	(774)	(488)	(1,262)
Collections of doubtful receivables	844	(1,738)	(894)	-	-	-
Net cash used in operating activities	(373,524)	6,005	(367,519)	(995,079)	(739,308)	(1,734,387)
Investing activities:
Purchases of property and equipment and intangible assets	(365,054)	(39,549)	(404,603)	(281,099)	(179,553)	(460,652)
Proceeds from sale of property and equipment	856	304	1,160	313	(27)	286
Purchase of financial instruments	(389,252)	(15,348)	(404,600)	(1,331,152)	(553,336)	(1,884,488)
Proceeds from sale of financial investment	18,431	1,188	19,619	1,315,652	535,232	1,850,884
Interest received on time deposits and financial instruments	117,639	7,720	125,359	40,946	20,569	61,515
Interest received on credit sales	87,494	4,642	92,136	36,660	19,605	56,265
Payment for acquired businesses, net of cash acquired	-	-	-	(3,439)	(2,070)	(5,509)
Net cash used in investing activities	(529,886)	(41,043)	(570,929)	(222,119)	(159,580)	(381,699)
Financing activities:
Proceeds from borrowings	186,768	11,056	197,824	680,127	384,174	1,064,301
Repayment of borrowings	(128,493)	(7,606)	(136,099)	(616,404)	(348,180)	(964,584)
Interest and commission paid	(588,937)	(22,256)	(611,193)	(348,311)	(194,882)	(543,193)
Lease payments	(99,344)	(5,882)	(105,226)	(71,626)	(40,459)	(112,085)
Net cash used in financing activities	(630,006)	(24,688)	(654,694)	(356,214)	(199,347)	(555,561)
Net decrease in cash and cash equivalents	(1,533,416)	(59,726)	(1,593,142)	(1,573,412)	(1,098,235)	(2,671,647)
Cash and cash equivalents at 1 January	5,259,801	1,040,074	6,299,875	3,812,605	3,688,783	7,501,388
Inflation effect on cash and cash equivalents	-	(1,003,254)	(1,003,254)	-	(1,799,104)	(1,799,104)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	1,125,258	22,906	1,148,164	431,217	229,013	660,230
Cash and cash equivalents at 30 June	4,851,643	-	4,851,643	2,670,410	1,020,457	3,690,867

Restatement Methods for Consolidated Balance Sheets

(1) Monetary items do not need to be restated, because they represent money held, to be received or to be paid. Monetary items are therefore already expressed in current purchasing power at the reporting date.

(2) Non-monetary assets and liabilities are restated in terms of the measuring unit current at the end of the reporting period. We used the increase in the general price index from the transaction date when they were first recognized to the end of the reporting period.

(3) Other current assets and other current liabilities consist of monetary and non-monetary items.

(4) The components of shareholders’ equity, excluding retained earnings, are restated by applying a general price index from the dates on which the items were contributed or otherwise arose.

(5) Retained earnings are restated for the balancing figure derived from the other amounts in the restated opening balance sheet.

Restatement Methods for Consolidated Statements of Comprehensive Loss

(6) All items except cost of inventory sold, depreciation and amortization expenses and monetary gains or losses in the consolidated statement of comprehensive loss for the current year are restated by applying the change in the general price index from the dates when the items of income and expense were originally recorded.

(7) Cost of inventory sold is restated by using restated inventories balance.

(8) Depreciation and amortization expenses is restated by using restated property and equipment, intangible assets and right of use assets balances.

(9) Technology expenses, other operating expenses and income includes prepaid expenses and deferred income which are considered as non-monetary items and restated by using restated balances of those items.

(10) The monetary gains or losses is calculated as the difference between the historical cost amounts and the result from the restatement of non-monetary items, shareholders’ equity, items in the consolidated statement of comprehensive loss. The monetary gain or loss is reported as a separate item in the restated consolidated statement of comprehensive loss.

Restatement Methods for Consolidated Statements of Cash Flows

All items in the consolidated statements of cash flows are expressed in a measuring unit current at the balance sheet date; they are therefore restated by applying the relevant conversion factors from the date on which the transaction originated.

Net income before tax is adjusted for the monetary gain or loss for the period.

The monetary loss on cash and cash equivalents is presented separately.

Inflation effect on non-operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of cash and cash equivalents, borrowings and financial investments.

Inflation effect on operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of provisions and considered as a reconciling item in the cash flow statement, as this is a non-cash item not shown as a change in working capital.

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations; and

•	Active Customer are users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations.

•	Digital products are non-cash games on our platform, such as sweepstakes and gamified lotteries and the first monthly payment of Hepsiburada Premium membership subscription.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 59 million members with approximately 195 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with 101,300 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported over 45.4 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflict in Ukraine; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the rising inflationary environment and/or (vi) currency devaluation; (d) the anticipated launch of new initiatives, businesses or any other strategic projects; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (f) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (g) our liquidity, substantial indebtedness, and ability to obtain additional financing; (h) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (i) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (j) the outcome of litigation, including the final approval of the proposed class action settlement and execution of the final class action settlement agreement; (k) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; and (l) regulatory changes in the e-commerce law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “seek,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2022 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, EBITDA, IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes financial information as of and for the three and six months ended June 30, 2023 and 2022 and as of and for the year ended December 31, 2022. The interim information has not been audited or reviewed by the Company’s auditors. The unaudited consolidated financial information include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS and pursuant to the regulations of the SEC.